

15048408

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC Mail Processing Section
MAR 0 2 2015
Washington DC
408

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SEC FILE NUMBER
8-69397

REPORT FOR THE PERIOD BEGINNING ___01/01/14___ AND ENDING ___12/31/14___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Hunt Financial Securities, LLC

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue, 19th Floor
                              (No. and Street)

New York   NY   10169
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rafael Beck   212-897-1690
                                              (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
                    (Name - if individual, state last, first, middle name)

345 Park Avenue   New York   NY   10154
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
 must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-
5(e)(2).SEC 1410 (3-91)

PB
3/13/15

AFFIRMATION

I, Rafael Beck, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Hunt Financial Securities, LLC for the year ended December 31, 2014, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Rafael Beck
Signature

Financial and Operations Principal
Title

State of Florida
County of Palm Beach

Sworn to and subscribed before me this 20th day of February, 2015, by Rafael Beck, who is personally known to me.

Notary Public

Marie A. Garcia

NOTARY PUBLIC
STATE OF FLORIDA

MARIE A. GARCIA
MY COMMISSION # FF 019674
EXPIRES: May 20, 2017
Bonded Thru Budget Notary Services

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
     under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers
     Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
     Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
     Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve
     Requirements Under Rule 15c3-3.
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
     Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since
     the date of the previous audit.
[ ] Report of Independent Registered Public Accounting Firm Regarding Rule 15c3-3
     Exemption.
[ ] Rule 15c3-3 Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-
5(e)(3).*

Hunt Financial Securities, LLC
Statement of Financial Condition
December 31, 2014
(With Report of Independent Registered Public Accounting Firm)

Hunt Financial Securities, LLC

Table of contents
December 31, 2014



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Member of
Hunt Financial Securities, LLC:

We have audited the accompanying statement of financial condition of Hunt Financial Securities, LLC (the Company) as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Hunt Financial Securities, LLC as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 26, 2015

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

Hunt Financial Securities, LLC

Statement of Financial Condition
December 31, 2014

Assets		
Cash	$	49,000
Other asset		658
Total assets	$	49,658
Liabilities and Member's Equity		
Liabilities	$	-
Member's equity		49,658
Total liabilities and member's equity	$	49,658

The accompanying notes are an integral part of the statement of financial condition.

Hunt Financial Securities, LLC

Notes to Statement of Financial Condition
December 31, 2014

1. **Organization and Business**

   Hunt Financial Securities, LLC. (the "Company"), a wholly-owned subsidiary of Hunt FS Holdings, LLC (the "Parent"), is a limited liability company and was formed under the laws of the State of Delaware on November 8, 2013. On August 28, 2014 the Company registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company is a broker-dealer that provides business advisory services and acts as a private placement agent with respect to structured financings and/or other financings.

   The liability of the Member is limited to the capital equity it has invested in the Company.

2. **Summary of Significant Accounting Policies**

   a. Basis of Presentation
   These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   b. Revenue Recognition
   All fees and advisory revenues are based on the terms of the contracts and are recorded when the fees are earned, fixed or determinable, and collectible.

   c. Income Taxes
   The Company is a single member limited liability company and as such the results of its operations are included in the consolidated federal, state and local tax returns of the Parent. Accordingly, the Company has not provided for federal and state income taxes.

   The Company evaluates tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are "more-likely-than-not" of being sustained upon examination by the applicable tax authority. The Company concluded that it has no uncertain tax positions to be recognized at this time. The Company's Parent remains subject to income tax audits for all open tax years.

3. **Transactions with Related Parties**

   The Company maintains an expense sharing agreement with its Parent and other affiliates (together, the "Affiliates"). Pursuant to the agreement, the Affiliates fund the Company's professional fees and provide accounting, administration, office space, office equipment, employee services and other services. The Affiliates incur these costs and provide these services at no cost to the Company. Member's equity may have been materially different if the Company had operated as an independent company. Management has determined that the value of services provided to the Company for the year ended December 31, 2014 was approximately $415,000.

(Continued)

Hunt Financial Securities, LLC

Notes to Statement of Financial Condition
December 31, 2014

4. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 during the first twelve months after registering as a broker dealer). At December 31, 2014, the Company had net capital of $49,000 which exceeded the required net capital by $44,000.

In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not hold customers' cash or securities.

5. Concentration

All cash deposits are held in a non-interest bearing account by one financial institution which is fully insured by the FDIC. The Company has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to these deposits.

6. Subsequent Events

The Company has evaluated events or transactions that may have occurred since December 31, 2014 and determined that there are no material events that would require disclosure in the Company's financial statements.